EXHIBIT (a)(2)
COVER MEMO TO HOLDERS OF ELIGIBLE OPTIONS

TO:	[Name of Option Holder]

FROM:	Orbital Sciences Corporation Legal Department

DATE:	January 5, 2007

SUBJECT:	Urgent Information Regarding Your Orbital Stock Options — Option Amendment Program
Recently enacted Section 409A of the Internal Revenue Code (“Section 409A”) imposes certain adverse tax consequences (including a 20% penalty tax) on stock options that were granted with an exercise price that was below the fair market value of the underlying common stock on the grant measurement date for accounting and tax purposes (which we refer to as the “grant measurement date”) and which vested after December 31, 2004. You are receiving this package because we have determined that you were granted stock options that meet the foregoing criteria, and therefore may be subject to potential adverse tax consequences of Section 409A.
To provide you with the opportunity to avoid the adverse tax consequences of Section 409A, Orbital is making an offer to amend certain of your below-market options (the “Offer”). We have enclosed the following documents that provide more detailed information about the Offer: (1) an Offer to Amend dated January 5, 2007; (2) a Letter of Transmittal; and (3) a Withdrawal Form.
You should read all of the enclosed documents carefully before deciding whether to participate in the Offer. The Offer is being made upon the terms and subject to the conditions set forth in the enclosed Offer to Amend and Letter of Transmittal. The Offer to Amend contains detailed information about the Offer, including the options eligible for amendment pursuant to the Offer (“Eligible Option”), the tax consequences of accepting or not accepting the Offer, and the risks relating to the Offer. A Question and Answer section is provided on pages 1 through 8 of the enclosed Offer to Amend.
If you wish to participate in the Offer, you will need to complete, sign, and date the enclosed Letter of Transmittal and send your completed Letter of Transmittal to us via facsimile at (703) 406-5572, e-mail at hoang.vanessa@orbital.com, interoffice mail, hand delivery, overnight courier or U.S. mail to Orbital Sciences Corporation, 21839 Atlantic Boulevard, Dulles, Virginia 20166, Attn.: Vanessa Hoang. Your completed Letter of Transmittal must be received no later than 5:00 p.m., Eastern Time, on February 6, 2007, unless the Offer is extended.
YOU SHOULD BE AWARE THAT ADVERSE TAX CONSEQUENCES OF SECTION 409A MAY APPLY TO YOUR ELIGIBLE OPTION IF IT IS NOT AMENDED PURSUANT TO THE OFFER.
Please note that this package is personal to the intended recipient and may not be distributed to any other person. If you have any questions about the Offer, please contact Vanessa Hoang by telephone at (703) 406-5505 or by e-mail at hoang.vanessa@orbital.com.
Although our Board of Directors has approved this Offer, neither we nor our Board of Directors will make any recommendation as to whether you should accept the Offer to amend your Eligible Option. You must make your own decision whether to accept the Offer to amend your Eligible Option, after taking into account your own personal circumstances and preferences. If you are considering participating in the Offer, we recommend that you consult your own tax advisor concerning the federal income tax consequences of participating in the offer in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.